Marcus C. Rowland
Executive Vice President and Chief Financial Officer

Chesapeake Energy Corporation
6100 North Western Avenue
Oklahoma City, Oklahoma 73118

July 27, 2010

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-7010
Attention:  Mr. H. Roger Schwall, Assistant Director

Re:	Chesapeake Energy Corporation
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed March 1, 2010
Form DEF 14A
Filed April 30, 2010
Form 10-Q for the Fiscal Quarter Ended March 31, 2010
Filed May 10, 2010
File No. 001-13726

Ladies and Gentlemen:

This letter sets forth the responses of Chesapeake Energy Corporation to the comments of the staff (the "Staff") of the Division of Corporation Finance of the Securities and Exchange Commission received by letter dated July 21, 2010.  We respectfully request that the Staff review our responses and advise of any further comments at your earliest convenience.  We desire to resolve these comments as quickly as reasonably possible, and we would very much appreciate an opportunity to discuss them with the Staff by a telephone conference call.

We have repeated below the Staff's comments and followed each comment with the company's response.

Form 10-K for the Year Ended December 31, 2009

Reserves Price Sensitivity, page 11

1.	We have reviewed your response to comment five of our letter dated June 16, 2010. Please expand your disclosure in future filings to incorporate the information provided in your response.

Response:  We will so expand our disclosure in future filings.

Application of Critical Accounting Policies, page 61

Natural Gas and Oil Properties, page 63

2.
We note your responses number 4 and 10.  You indicate in the Form 10-K that your PUD reserves went from 3.960 tcfe to 5.923 tcfe during 2009—an approximately 47% increase.  You currently discuss the changes in your PUDs in two different locations and the explanation for those changes is split between various locations.  In your response to comment 10, you direct us to three different locations—page 10, pages 64 and 65, and page 148.  Provide, in one location, a clear explanation of the causes of the 47% increase in your PUD reserves.

Response:  We agree that our explanation of 2009 PUD reserve changes would have been clearer if this information appeared in one location.  In future Form 10-K filings, when there are material changes in our PUD reserves, we propose to include a table or narrative in Item 1. Business that rolls forward the beginning PUD reserve balance to the final balance, indicating material extensions, discoveries and other additions during the year and material revisions for changes due to price, performance and deletions and for other reasons.  We would also detail the amount converted to proved developed reserves, as required by Regulation S-K Item 1203(b).

3.
Quantify the increase in your PUD reserves due to the change in the SEC definition permitting the reserves beyond one direct offset—e.g. a breakdown of your PUD reserves quantifying those that are now beyond one direct offset.

Response:  Because there was no requirement to quantify the effect of the various changes resulting from the modernized reserves reporting rules, we did not design our systems to gather and preserve such information.  Nor did we, as previously stated, create two sets of reserves reports, one applying the new rules and one applying the old rules.  In an attempt to be responsive to your request, however, we have provided below a high-level internal estimate of the PUD reserves we booked more than one location away from offsetting production based on our current recreation of conditions as they existed at year-end 2009.  As indicated on page 64 of the 2009 Form 10-K, the two areas affected are the Barnett Shale and the Fayetteville Shale.

In the Barnett Shale, we estimate we booked net PUD reserves of approximately 210 bcfe associated with approximately 125 locations that were beyond the 500-foot direct offset spacing used in our current development plan.  In the Fayetteville Shale, we estimate we booked net PUD reserves of approximately 385 bcfe associated with approximately 685 locations that were beyond the 560-foot direct offset spacing used in our current development plan.

4.
We note in your response number 11 that the estimated ultimate recovery (not remaining recovery) for the Barnett Shale and Fayetteville wells is inversely correlated with the age of the wells—e.g. the younger the well, the greater the EUR.  Explain to us why that is the case.

Response:  We agree with your observation.  Our success in drilling wells in the Barnett and Fayetteville Shales has improved over time.  Given the extremely low permeability of these rocks, we find interference between wells to be minimal; thus, as more wells are drilled in a given area, we see the benefits of improved geologic and engineering understanding without significant acceleration of reserves.

Exhibit 99.2

5.
We note your response number 13 in which you indicate that "Henry Hub is a common reference price point for natural gas production in the U.S."  However, you have not answered our question as to why Henry Hub was the appropriate price to use rather than the New York City hub, or some other near-by eastern hub in which your sell.  We also do not understand your statement that there "may be some disadvantage of complexity, to use a different or additional reference price for calculating reserves in different regions."  Please explain.

Response:  We believe that reserves disclosure based on one common price reference point avoids confusion and eliminates the need for investors to monitor prices at various hubs or sales points when evaluating a producer's reserves.  Henry Hub is considered the most reliable pricing reference point for domestic U.S. lower 48 natural gas.  Historically, we have used Henry Hub as the reference price for all our natural gas production, regardless of production location or principal sale point, and we believe that is the customary practice of natural gas producers and professional oil and gas reserves engineering firms in preparing U.S. reserves estimates.  Pricing off a reference point other than Henry Hub would make us an outlier among public company U.S. natural gas producers and possibly cause investors to question our reserve reporting methodology.  We believe the use of a common reference price enhances comparability.

The use of the New York City hub or any other reference price, when adjustments for each well are applied, would not result in different reserves calculations.  As stated in the report of the Data & Consulting Services, Division of Schlumberger Technology Corporation filed as Exhibit 99.2 to our 2009 Form 10-K, all prices were adjusted for local differentials, gravity and BTU where applicable.  These adjustments were made for each well based on the difference between the twelve-month actual price received by field and the Henry Hub reference price.  The resulting per well price used in the individual reserves calculations reflects the actual unweighted arithmetic average price received for the prior twelve-month period.  The reports of our other reserves engineers also note that the reference price has been adjusted for "regional price differentials" (Exhibit 99.1), "local conditions, and/or distance from market" (Exhibit 99.3) and "the historical difference between the actual field price received and the . . . reference price" (Exhibit 99.4).

A switch to calculating natural gas prices based on multiple regional hubs would complicate our business because it would, among other things:

•	require us to track multiple posted prices,

•	result in the reprogramming of our internal systems and calculations,

•	require changes to our SOX documentations and procedures,

•	require implementation of new reservoir engineering auditing processes, and

•	make price sensitivity management case scenarios more difficult. For example, is a 25 cent increase at Henry Hub the same as a 25 cent increase at New York or Chicago City Gate or other regional hub?

We would also need to decide which price should be used when natural gas is not sold at the hub closest to production but is transported long haul to other regions.  These are some of the matters we considered when we stated previously that there would be no change in end result or benefit, and there may be some disadvantage of complexity, to use a different or additional reference prices for calculating reserves in different regions.

Form 10-Q for the Quarterly Period Ended March 31, 2010

9. Investments, page 27

6.
We reviewed your response to comment 19(a) in our letter dated June 16, 2010 with respect to your application of guidance in ASC 810-10-30-9 for the initial adoption of new guidance for variable interest entities in ASC 810 on January 1, 2010.  Your response states you recorded a cumulative-effective adjustment to retained earnings on January 1, 2010 in accordance with ASC 810-10-65-2(e).  However, we note the cumulative-effect adjustment of $142 million was recorded in current earnings for the quarterly period ended March 31, 2010.  Please restate your financial statements to record the cumulative-effect adjustment to retained earnings as required in the guidance, or tell us why the current presentation in the statement of operations is in compliance with ASC 810-10-65-2(e).

Response:  Your comment has caused us to review more carefully the transition guidance for the initial adoption of the change in accounting for variable interest entities effective January 1, 2010.  While we have adjusted retained earnings pursuant to the guidance, we have determined that the guidance does not contemplate recording the cumulative-effect adjustment through a charge to current period earnings and, as a result, our current presentation in the statement of operations is not in compliance with ASC 810-10-65-2(e).

Our management plans to recommend to the Audit Committee of the Board of Directors that we file an amendment to our first quarter 2010 Quarterly Report on Form 10-Q to remove the cumulative-effect adjustment in our consolidated statement of operations and consolidated statement of comprehensive income, and to make any corresponding adjustments to our consolidated statement of cash flows and consolidated statement of equity.  The Form 10-Q/A will include an explanation of the restatement and detail the changes effected thereby in Note 1 of the notes to the financial statements, and we will make corresponding changes to the financial statement notes and Management's Discussion and Analysis as a result of the adjustments to the financial statements.  We plan to include an introductory Explanatory Note to the Form 10-Q/A, as well as updated certifications (Exhibits 31 and 32) and restated XBRL-formatted financial information (Exhibits 101).

Our management has also reevaluated the effectiveness of our disclosure controls and procedures at March 31, 2010, including whether the error identified in our first quarter 2010 financial statements was the result of a material weakness in our internal control over financial reporting.  As part of this reevaluation, our principal executive and principal financial officers reconsidered whether our existing controls around the presentation and disclosure of cumulative-effect changes arising from adoption of new accounting standards were effective.  Based on this reevaluation, our principal executive and principal financial officers have concluded that there was no such material weakness related to this error and have concluded again that our disclosure controls and procedures were effective as of March 31, 2010.

Should any member of the Staff have a question regarding our responses to the comments set forth above, or need additional information, please do not hesitate to call Mike Johnson at (405) 935-9229 or me at (405) 935-9232, or you may contact our outside counsel Connie Stamets at (214) 758-1622 at Bracewell & Giuliani LLP.  For any future written correspondence sent by FAX, please use the following numbers:  (405) 849-9229 for Mr. Johnson and (214) 758-8321 for Ms. Stamets.

As you requested in the comment letter, we acknowledge that:

●	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ MARCUS C. ROWLAND
Marcus C. Rowland
Executive Vice President and Chief Financial Officer